Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE COMPOSITION

Valcourt, Quebec, May 31, 2024 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) (the “Company”) held earlier today its annual meeting of shareholders in a virtual format. The meeting was broadcast via live webcast and the recording will be available shortly on BRP’s website at www.brp.com.

At the meeting, all of the nominees for directors listed in the Company’s management proxy circular dated April 25, 2024, were elected by a majority of the votes cast by shareholders present or represented by proxy. Voting results for each nominee were as follows:

Nominee	Votes		Votes
	For	%	Against	%

Élaine Beaudoin	258,943,482	99.39%	1,581,398	0.61%

Pierre Beaudoin	247,697,652	95.08%	12,827,228	4.92%

Joshua Bekenstein	245,952,505	94.41%	14,572,374	5.59%

José Boisjoli	259,404,893	99.57%	1,119,987	0.43%

Charles Bombardier	258,943,808	99.39%	1,581,072	0.61%

Ernesto M. Hernández	260,446,165	99.97%	78,715	0.03%

Katherine Kountze	260,448,492	99.97%	76,388	0.03%

Estelle Métayer	258,968,275	99.40%	1,556,604	0.60%

Nicholas Nomicos	260,387,864	99.95%	137,016	0.05%

Edward Philip	256,883,195	98.60%	3,641,684	1.40%

Michael Ross	260,447,624	99.97%	77,256	0.03%

Barbara Samardzich	260,391,230	99.95%	133,650	0.05%

Changes to the Board Committees

As of May 1, 2024, Mr. Michael Ross has replaced Mr. Nicholas Nomicos as Chair of the Audit Committee. As a result of the foregoing change, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources and Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee
Élaine Beaudoin
Pierre Beaudoin		Member		Member
Joshua Bekenstein		Member		Member
José Boisjoli (Chair)			Member
Charles Bombardier			Member
Katherine Kountze	Member
Ernesto M. Hernández	Member		Member
Estelle Métayer	Member			Member
Nicholas Nomicos	Member		Member
Edward Philip		Chair		Chair
Michael Ross	Chair
Barbara Samardzich (Lead independent director)		Member	Chair

To learn more about BRP’s Board members, click here.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Mélanie Montplaisir	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com